# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Xponential Fitness, Inc., CIK 0001802156
CUSIP: 98422X101
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 17877 Von Karman Ave, Suite 100, Irvine, California (CA), 92614
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-24-001288
Filed by CIK 0001316622

## Reporting persons
- Redwood Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Redwood Capital Management Holdings, LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Double Twins K, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Redwood Master Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ruben Kliksberg: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Xponential Fitness, Inc.
Address of issuer's principal executive offices: 17877 Von Karman Ave, Suite 100, Irvine, California, 92614, United States of America

## Item 2. Person Filing
Name of person filing:
Redwood Capital Management, LLC
Redwood Capital Management Holdings, LP
Double Twins K, LLC
Redwood Master Fund, Ltd.
Ruben Kliksberg
Address of principal business office or, if none, residence:
Redwood Capital Management, LLC
250 W 55th Street, 26th Floor
New York, NY 10019

Redwood Capital Management Holdings, LP
250 W 55th Street, 26th Floor
New York, NY 10019

Double Twins K, LLC
250 W 55th Street, 26th Floor
New York, NY 10019

Redwood Master Fund, Ltd.
c/o Redwood Capital Management, LLC
250 W 55th Street, 26th Floor
New York, NY 10019

Ruben Kliksberg
c/o Redwood Capital Management, LLC
250 W 55th Street, 26th Floor
New York, NY 10019
Citizenship:
Redwood Capital Management, LLC - Delaware
Redwood Capital Management Holdings, LP - Delaware
Double Twins K, LLC - Delaware
Redwood Master Fund, Ltd. - Cayman Islands
Ruben Kliksberg - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Redwood Capital Management, LLC - 0
Redwood Capital Management Holdings, LP - 0
Double Twins K, LLC - 0
Redwood Master Fund, Ltd. - 0
Ruben Kliksberg - 0
Percent of class:
Redwood Capital Management, LLC - 0.0%
Redwood Capital Management Holdings, LP - 0.0%
Double Twins K, LLC - 0.0%
Redwood Master Fund, Ltd. - 0.0%
Ruben Kliksberg - 0.0%
Sole power to vote or to direct the vote:
Redwood Capital Management, LLC - 0
Redwood Capital Management Holdings, LP - 0
Double Twins K, LLC - 0
Redwood Master Fund, Ltd. - 0
Ruben Kliksberg - 0
Shared power to vote or to direct the vote:
Redwood Capital Management, LLC - 0
Redwood Capital Management Holdings, LP - 0
Double Twins K, LLC - 0
Redwood Master Fund, Ltd. - 0
Ruben Kliksberg - 0
Sole power to dispose or to direct the disposition:
Redwood Capital Management, LLC - 0
Redwood Capital Management Holdings, LP - 0
Double Twins K, LLC - 0
Redwood Master Fund, Ltd. - 0
Ruben Kliksberg - 0
Shared power to dispose or to direct the disposition:
Redwood Capital Management, LLC - 0
Redwood Capital Management Holdings, LP - 0
Double Twins K, LLC - 0
Redwood Master Fund, Ltd. - 0
Ruben Kliksberg - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- Redwood Capital Management, LLC: By: Redwood Capital Management Holdings, LP, its sole member, By: Double Twins K, LLC, its general partner, By: /s/ Ruben Kliksberg, Ruben Kliksberg, Managing Member of the general partner (02/17/2026)
- Redwood Capital Management Holdings, LP: By: Double Twins K, LLC, its general partner, By: /s/ Ruben Kliksberg, Ruben Kliksberg, Managing Member of the general partner (02/17/2026)
- Double Twins K, LLC: /s/ Ruben Kliksberg, Ruben Kliksberg, Managing Member (02/17/2026)
- Redwood Master Fund, Ltd.: By: Redwood Capital Management, LLC, its investment manager, By: Redwood Capital Mangement Holdings, LP, its sole member, By: Double Twins K, LLC, Ruben Kliksberg, Managing Member of the general partner (02/17/2026)
- Ruben Kliksberg: /s/ Ruben Kliksberg, Ruben Kliksberg (02/17/2026)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.